I.E. 9/30/01

FORM 6-K

02012292

U.S. POST OFFICE
DELAYED

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2001

Amcor Limited (File No 0-18993)

679 Victoria Street

Abbotsford, Victoria 3067, Australia

\\ABBL252\DATA\Treasury\Rosie\Form-6K.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMCOR LIMITED
(Registrant)

Date: 16th October 2001

By: ....

DAVID SOLOMON
GENERAL MANAGER CORPORATE FINANCE

AMCOR LIMITED

PRESS RELEASES

NIL RETURN

FOR THE MONTH OF

SEPTEMBER 2001

AMCOR

16th October 2001

U.S. POST OFFICE
DELAYED

Ms Dorothy Robinson
Corporate Trust and Agency Group
Deutsche Bank
Level 4, 4 Albany Street
NEW YORK NEW YORK 10006
UNITED STATES OF AMERICA

Dear Ms Robinson

US$230M AMCOR GUARANTEED NOTES

Pursuant to section 704 of the Indenture and Underwriting Agreement Obligations. Amcor hereby attaches for the Trustee a copy of our Form 6-K return as filed with the Securities and Exchange Commission of even date.

Yours sincerely

David Solomon
GENERAL MANAGER CORPORATE FINANCE

Attach.

G:\Files\GGMFinance\Letters\November2000\SECFORM.doc

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 9050
Australasia ♦ North America ♦ Asia ♦ Europe

AMCOR

News Release

For Release: Monday, September 24, 2001

AMCOR ANNOUNCES US DISTRIBUTION ACQUISITION

Amcor announced today that it is expanding Amcor Sunclipse's distribution business by acquiring the Texas based Apollo Paper Company for $52 million.

The business has three distribution centres located in Houston, Dallas and Bryan and has sales of approximately $120 million.

Apollo Paper has been a well-respected distribution force in Texas for over 30 years and has a very similar background and culture to Amcor Sunclipse. The acquisition will enhance Amcor Sunclipse's growing position in the Southwest and provide support for further expansion plans into Mexico. Apollo Paper, together with Amcor Sunclipse's current businesses in Dallas and El Paso will have combined sales of over $160 million, making Amcor Sunclipse number one in this region.

With this acquisition, Amcor Sunclipse will have 40 distribution centres in 13 states of the US and Mexico.

The business was acquired on an EBITDA multiple of around 6 times and is targeted to achieve a 15% return on funds employed by year three.

Amcor Managing Director, Russell Jones, said: "The distribution business of Amcor Sunclipse is an extremely well managed operation that has shown consistent growth over a number of years and is now one of the leaders in the US market. This acquisition is consistent with the strategy of growing the distribution business in the key regions of the US.

"Amcor Sunclipse has a very successful track record of integrating new operations into the existing business, with over 28 new distribution centres either started or acquired since 1996."

ENDS

For further information contact:

Russell Jones
Managing Director
Amcor Limited
Ph: 61 3 9226 9001

John Murray
Executive GM Corporate Affairs
Amcor Limited
Ph: 61 3 9226 9005

News Release

AMCOR

For Release : Wednesday, September 26, 2001

PROGRESS ON AMCOR'S EUROPEAN FLEXIBLES MERGER

In April Amcor announced plans to merge its European flexibles business with Danisco Flexible and the majority of the operations of Akerlund & Rausing.

The new company, with 40 plants in 14 countries and sales of around €1 billion would be the new market leader in flexible packaging in Europe and Amcor would have 67% ownership and management control.

The merger was approved by the European Commission on June 11, 2001 and the transaction finalised on June 29.

In bringing together the three businesses, a 100 day plan was implemented to look at all aspects of the operations and identify opportunities to reduce costs, improve operating efficiencies and enhance customer service. As a result of this initial review the following actions are underway:

Business restructuring

The initial intention is to consider the closure of four plants and the significant rationalisation of at least three others across Europe. Details of these plans, including the plants involved, will be disclosed within the next month when all aspects of due process have been undertaken with the relevant parties. This process is expected to run over the next eight months.

In addition, restructuring of the sales and administration functions has already commenced and this is expected to result in the closure of a significant number of, mostly small, sales and administration offices.

The intended business restructuring could have a potential impact of up to 15% on staff and employee numbers in Amcor Flexibles Europe.

Sales volumes and margin improvement

Sales volumes across the business remain solid with overall volumes for the first two months ahead of both budget and for the same period last year.

However Amcor Flexibles Europe, as the new industry leader, has already started market reviews and a program of selected price increases across Europe as part of its focus on improving operating margins. Related benefits are expected to emerge during the second half of the year.

A reduction in sales volume is anticipated as a result of the initiatives outlined above. In line with the original plan, this is expected to be less than 10% of total volume and biased towards lower margin, less strategic business.

Amcor is managing the process with the objective of ensuring that profitable business is maintained and the company is confident that the impact will be positive for earnings.

The European flexible packaging industry is continuing to consolidate with news of Pechiney's acquisition of Soplaril following shortly after the creation of the new Amcor Flexibles Europe. This process is expected to continue in the short and medium term.

Synergy benefits and earnings

Significant progress has been made in confirming the areas of cost reductions and synergy benefits and Amcor is on schedule to achieve benefits at the targeted levels of $70 million over three years and $28 million in the first year.

Amcor remains confident that the impact of the European flexibles merger will be earnings per share positive in the current year, although most of the benefits from the current restructuring program will accrue in the second half.

Amcor's Managing Director, Russell Jones said: "We are extremely pleased with the progress made so far. After a detailed examination of all aspects of the operation it is apparent that the benefits anticipated are obtainable and that the target of a 15% return on funds employed by year three is achievable.

"We understand that there is a significant amount of work to be undertaken in the coming months and expect that the benefits from these efforts will start to emerge in the second half result.

"As the European market leader in flexible packaging, the business is well positioned to further enhance its product offering by establishing product leadership in a number of key market segments."

ENDS

For further information contact:

Russell Jones
Managing Director
Amcor Limited
Ph: 61 3 9226 9001

John Murray
Executive GM Corporate Affairs
Amcor Limited
Ph: 61 3 9226 9005